UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VANCAN CAPITAL CORP.

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(Name of Issuer)

Common Shares Without Par Value

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(Title of Class of Securities)

921434 10 6

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(Cusip Number)

Stuart W. Rogers

1400 – 400 Burrard Street

Vancouver, British Columbia

Canada, V6C 3G2

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 17, 2002

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  921434 10 6

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1.     Names of Reporting Persons

       I.R.S. Identification Nos. of above persons (entities only):

       STUART W. ROGERS

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2.     Check the Appropriate Box if a Member of a Group (See

       Instructions)

(a)     [_]

(b)     [X]

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3.     SEC Use Only:

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4.     Source of Funds (See Instruction):     PF

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5.     Check if Disclosure of Legal Proceedings is Required Pursuant to

       Items 2(d) or 2(e):

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6.     Citizenship or Place of Organization:  Canada

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Number of Shares Beneficially by Owned by Each Reporting Person With:

7.     Sole Voting Power:          466,500  common shares

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8.     Shared Voting Power:        None

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9.     Sole Dispositive Power:     466,500 common shares

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10.     Shared Dispositive Power:  None

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11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        466,500 shares

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12.     Check if the Aggregate Amount in Row (11) Excludes Certain

        Shares (See Instructions):

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13.     Percent of Class Represented by Amount in Row (11):     15.24%

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14.     Type of Reporting Person (See Instructions):            IN

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ITEM 1.     SECURITY AND ISSUER

The class of equity securities to which this Statement relates is common shares without par value (the "Shares"), of VANCAN CAPITAL CORP., an Alberta, Canada corporation (the "Company").  The principal executive offices of the Company are located at 1400 - 400 Burrard Street, Vancouver, British Columbia, V6C 3G2.

ITEM 2.     IDENTITY AND BACKGROUND

A.   Name of Person filing this Statement:  Stuart W. Rogers (the

     "Holder")

B.   Residence or Business Address: 1400 - 400 Burrard Street,

     Vancouver, British Columbia, V6C 3G2, Canada

C.   Present Principal Occupation and Employment: President of the

     Company and West Oak Capital Group, Inc.

D.   The Holder has not been convicted in any criminal proceeding

     (excluding traffic  violations  or  similar  misdemeanors) during the last five years.

E.   The Holder has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction

     where, as a result of such proceeding, there  was or is a

     judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.   Citizenship:  The Holder is a citizen of Canada.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Holder acquired a total of 550,000 Shares for aggregate consideration of $90,000 (Canadian funds) pursuant to private placement agreements with the Company. The consideration was paid from the Holder’s personal funds.

ITEM 4.     PURPOSE OF TRANSACTION

The Holder acquired the Shares for investment purposes.  Due to his position as President of the Company, he has a controlling interest in the Company.  Depending on market conditions and other factors, the Holder may acquire additional securities of the Company as he deems appropriate, whether in open market purchases, privately negotiated transactions, private placements with the Company or otherwise.  The Holder also reserves the right to dispose of some or all of his Shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described below, the Holder does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company including any plans or proposals to change the number of term of directors or to fill any  existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the  Company's business or corporate structure; (g) changes in the Company's Certificate of Incorporation or other actions which may impede the  acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming  eligible for termination of registration pursuant to Section 12(g)(4)  of the Act; or (j) any action similar to any of those enumerated above.

The Company has scheduled an Extraordinary General Meeting at which shareholders will be asked to consider a resolution to split the issued and outstanding share capital of the Company such that every one common share currently issued shall be exchanged for two common shares post-split.  The Holder is a member of the Company’s Board of Directors that is proposing the split.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

A.   As of February 25, 2003, the Holder holds beneficially the following securities of the Company:

Title of Security          Amount            Percentage of Shares of

                                                  Common Stock*

Common Stock               466,500                  15.24%

* based on the Company’s current issued and outstanding capital of

  3,060,625 common shares

B.   The Holder has the sole power to vote or to direct the vote of the

     Shares he holds and has the sole power to dispose or to direct the disposition of the Shares he holds.

C.   The Holder acquired 350,000 Shares on July 17, 2002 in connection with his acquisition of 350,000 special warrants at $0.16

     (Canadian funds) each by way of private placement.  Each special warrant automatically converted, at no additional cost, into one common share and one share purchase warrant of the Company.  Each warrant entitles the Holder to purchase an additional common share for $0.21 (Canadian funds) until May 8, 2004.

     On January 17, 2003, the Holder sold 83,500 Shares at $0.25

     (Canadian funds) each through the facilities of the TSX Venture

     Exchange.

     The Holder acquired an additional 200,000 Shares on January 28,

     2003 in connection with his acquisition of 200,000 units at $0.17

     (Canadian funds) each by way of private placement.  Each unit consists of one common share and one share purchase warrant.  Each warrant entitles the Holder to purchase an additional common share for $0.23 (Canadian funds) until January 15, 2005.

     The Holder has the right to acquire up to an additional 703,000

     Shares through the exercise of share purchase warrants and incentive stock options.

D.   Not Applicable.

E.   Not Applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS

            WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Holder and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 25, 2003

/s/ Stuart Rogers

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Signature

Stuart Rogers, President

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Name/Title